CAE announces CEO succession plan Montreal (Canada), November 12, 2024 (NYSE: CAE; TSX: CAE) CAE announced today that after 20 years at CAE, including 15 as President and Chief Executive Officer, and after spearheading the making of CAE as a global leader in training for civil aviation and defence and security forces, Marc Parent will be leaving the company at next year’s Annual General Meeting in August 2025, as part of an ongoing succession plan. Until this time, Mr. Parent will continue to lead CAE in his role as CEO and as a member of the Board of Directors, advance CAE’s strategic objectives and ensure an effective transition. “Under Marc’s leadership, CAE has become a global leader in training for civil aviation and defence and security forces, through which we have furthered our mission to make the world a safer place” said Alan N. MacGibbon, Chair of the Board of Directors.” During his tenure, CAE’s annual revenue has nearly doubled to $4.3 billion from $2.2 billion. This was driven in large part by the transformation he led from being primarily an industrial products company to becoming the world leader in aviation training solutions, with over two-thirds of annual revenue coming from recurring services. These accomplishments cement his legacy as a high calibre leader in the aerospace industry and create a solid foundation for the future.” “Marc’s lasting impact on CAE and global aerospace is unanimously recognized by the Board,” said Mr. MacGibbon. “As we continue our succession process for the next CEO of CAE, we are fortunate to benefit from the considerable leadership depth he has built across the organization, placing us in an excellent position for sustainable growth." Added Mr. Parent, “It has been the privilege of a lifetime to lead this company over the last 15 years. Having been engaged in succession planning discussions for some time, the Board and I are fully aligned on the process and transition to CAE’s next CEO. Over the decades, I have been able to work together with an extraordinary team, reshaping the aerospace industry by creating something truly unique, and prepared thousands of people in critical roles for the moments that matter. I am proud of the numerous awards and overall recognition that CAE has received, of the solid relationships we developed, and I am grateful for everyone who contributed to making our company what it is today.” “CAE’s innovative technology and outstanding people now set the standard for training and safety worldwide. When I conclude this unique journey next year, it will be with the knowledge that given our unparalleled training and software solutions, the strong secular growth trends in Civil and Defence, and our robust order backlog, the future is bright for CAE.” Consistent with its ongoing and rigorous succession planning process, the Board of Directors has retained a leading executive search firm to conduct a comprehensive global search, which will include evaluating internal and external candidates, to identify a new CEO to lead the Company into the future. The Human Resources Committee of the Board will oversee the search process with support and assistance from Mr. Parent. For more information about CAE’s CEO, Marc Parent, please visit: https://www.cae.com/about-cae/management-team/marc-parent About CAE At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security forces to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees in more than 240 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts—the highest-fidelity flight and mission simulators as well as training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter. Read our FY24 Global Annual Activity and Sustainability Report.

CAE Contacts: General Media: Samantha Golinski, Vice President, Public Affairs & Global Communications +1-438-805-5856, samantha.golinski@cae.com Investor Relations: Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, +1-514- 734-5760, andrew.arnovitz@cae.com